CHANGE OF CONTROL AGREEMENT
This Agreement is made effective the ___day of ___, 20___(the “Effective Date”).
Among:
GOLD RESERVE CORPORATION, a Montana corporation, with offices at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201 (hereinafter referred to as the “Company”)

and
                                        , an individual resident in                    ,                                         or his/her estate in the event of death (hereinafter referred to as the “Employee”)
and
GOLD RESERVE INC., a Yukon corporation, with offices at 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201 (hereinafter referred to as “GRI” or “Parent Company”)
WHEREAS
The Employee is presently employed by the Company as                                         and the Company is desirous of retaining the continued services of the Employee in that capacity;
The Employee has agreed to continue his employment with the Company as                                         in accordance with the provisions of this Agreement;
The Company is a wholly-owned subsidiary of GRI and GRI has agreed to guarantee the obligations of the Company hereunder; and
The Company, GRI and the Employee desire to terminate the Change of Control Agreement entered into by the parties on January 24, 2007, (the “Change of Control Agreement”) each thereby relinquishing all rights and benefits and terminating all duties and obligations of each party thereunder;
NOW THEREFORE, for good and valuable consideration, the parties hereto agree as follows:
1. Definitions
In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:
A).	“Board” or “Board of Directors” means the board of directors of the Parent Company, and “Director” means a member of the Board of Directors.

B).	“Change of Control” means and shall be deemed to have occurred upon one or more of the following:

1).	The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of equity securities of the Parent Company representing more than 25 percent of the voting power of the then outstanding equity securities of the Parent Company entitled to vote generally in the election of directors (the “Outstanding Parent Company Voting Securities”), provided, however, that for purposes of this subsection (i) the following acquisitions shall not constitute a Change of Control: (A) any acquisition by the Parent Company, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Parent Company or any corporation controlled by the Parent Company, and (C) an acquisition pursuant to a transaction which complies with clauses (A), (B), or (C) of subsection (iii); or

2)	A change in the composition of the Board (the “Incumbent Board”) that causes less than a majority of the directors of the Parent Company then in office to be members of the Incumbent Board provided, however, that any individual becoming a director subsequent to the Effective Date of this Agreement, whose election, or nomination for election by the Parent Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3)	Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Parent Company or the purchase of assets or stock of another entity (a “Business Combination”), in each case, unless immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Parent Company Voting Securities immediately prior to such Business Combination will beneficially own, directly or indirectly, more than 50 percent of the then outstanding combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination (including, without limitation, an entity which as a result of such transaction owns the Parent Company or all or substantially all of the Parent Company’s assets directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Parent Company Voting Securities, (B) no person (excluding any employee benefit plan (or related trust) of the Parent Company or such entity resulting from such Business Combination) will beneficially own, directly or indirectly, more than a majority of the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership of the Parent Company existed prior to the Business

Combination, and (C) at least a majority of the members of the board of directors (or equivalent governing body, if applicable) of the entity resulting from such Business Combination will have been members of the Incumbent Board at the time of the initial agreement, or action of the Board, providing for such Business Combination; or

4)	Approval by the stockholders of the Parent Company of a complete liquidation or dissolution of the Parent Company; or

5)	Any other event or series of events which the Board reasonably determines should constitute a Change of Control.
C).	“Code” means the Internal Revenue Code of 1986, as amended.

D).	“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

E).	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

F).	“KSOP Plan” is a shareholder approved retirement plan consisting of two components– a salary reduction component (401(k)) and stock ownership component (ESOP).

G).	“Parent Company” means GRI, and includes GRI’s successors, whether by way of merger, amalgamation or otherwise.

H).	“person” includes an individual, a partnership, a corporation and any other entity or association.

I).	“Termination” means termination of the Employee’s employment with the Company for any reason other than Termination for Cause. “Termination” “terminated” and similar terminology, as used herein, are intended to mean a termination of employment which constitutes a “separation from service” under Code Section 409A.

J).	“Termination Date” means:
1).	the effective date of the Employee’s termination of employment as set forth in a written notice of election to terminate employment provided by the Employee to the Company; or

2).	the effective date of the Company’s termination of the Employee’s employment for any reason other than Termination for Cause; or

3).	the date the Company is notified of the Employee’s death.
K).	“Termination for Cause” means the willful engaging by the Employee in misconduct that is materially injurious to the Company, monetarily or otherwise.

L).	“this Agreement” and terms such as “hereof”, “herein”, “hereunder” and similar expressions mean this Agreement, as amended, supplemented or modified in writing from time to time.

2. Change of Control
     A). The payments described below in this Section 2 shall be made (or shall commence to be made) to the Employee by the Company no later than 15 days following the Termination Date. Notwithstanding the foregoing if (i) Termination is for a reason other than the Employee’s death, and (ii) any payment described below in this Section 2 is required to be delayed for a period of six months pursuant to Code Section 409A(a)(2)(B)(i) (a “Delayed Payment”), then the Company shall, within 15 days after the Termination Date, contribute to a Rabbi Trust or other similar grantor trust established with a bank or other financial institution for the benefit of the Employee an amount equal to the aggregate Delayed Payments, and, through such Rabbi Trust or other similar grantor trust, the Company shall instruct the trustee thereof to distribute to the Employee the Delayed Payments on a date six months and one day after the Termination Date (or, if earlier, the date of the Employee’s death), plus interest at the prime rate, as published in the Wall Street Journal on the first business day of the month of the Termination Date, on the Delayed Payments for the period that payment of such Delayed Payments is delayed. The Company will pay any and all administrative costs incurred as a result of or in connection with the Rabbi Trust or similar grantor trust.
     B). In the event that (i) there is a Change of Control and (ii) the Employee’s Termination Date occurs within the period beginning with a Change of Control and ending 12 months following the Change of Control, then the Company agrees to:
1). pay to the Employee, at the time provided in Section 18 (A), a lump sum cash settlement payment equal to the total of:
a). an amount equal to 36 months salary (which shall be deemed to be equal to 36 multiplied by the monthly salary to which the Employee was entitled immediately prior to the Termination Date or to the Change of Control, whichever is greater), together with any amounts required to be paid in accordance with the Company’s policies or by law regarding earned and unpaid vacation time as of the Termination Date; plus
b). an amount equal to two years of the Company’s KSOP contribution based on the maximum allowable allocation pursuant to applicable law and the Employee’s annual salary immediately prior to the Termination Date or to the Change of Control, whichever is greater; plus
c). an amount equal to the aggregate of all bonuses which the Employee received from the Company during the 12 months immediately prior to the Termination Date;
2). pay to the Employee, at the time provided in Section 18 (A), a lump sum cash amount equal to two times the monthly premium costs for all medical, dental, disability and life insurance benefits (as such benefits were provided immediately prior to the Employee’s Termination Date) for 36 months,
3). cause all equity awards or equity-based awards granted to the Employee (including restricted stock, stock options and retention units) to become fully vested and unrestricted, except to the extent that any such acceleration of vesting or acceleration of the lapsing of restrictions would result in a prohibited acceleration of payment under Code Section 409A;
4). at the election of the Employee with respect to any stock options awarded by GRI to the Employee, make a cash payment in respect of each share subject to such options equal to the amount by which the weighted average trading price of the Parent Company’s shares for the last five days preceding the date the Employee makes the election exceeds the applicable option exercise price; and
5). subject to Section 18(A), pay the Employee the value of his or her vested retention units in accordance with the Gold Reserve Inc. Director and Employee Retention Plan, or any successor thereto.
3. Gross-Up Payment.
A).	Excess Parachute Gross-Up Payment. In the event any payment paid or payable by the Company or the Parent Company to or for the benefit of the Employee (the “Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the Employee with respect to such excise tax (such excise tax, together with any such interest and penalties, is collectively referred to as the “Excess Parachute Excise Tax”), the Company shall pay to the Employee an additional payment (the “Excess Parachute Gross-Up Payment”) in an amount such that after payment by the Employee of all taxes (including any interest or penalties imposed with respect to such taxes), the Employee retains an amount of the Excess Parachute Gross-Up Payment equal to the Excess Parachute Excise Tax imposed upon the Employee’s Excess Parachute Payment.

B).	Deferred Compensation Gross-Up Payment. In the event any amount paid or payable by the Company or the Parent Company to or for the benefit of the Employee (the “Deferred Compensation Payment”) would be subject to the additional tax or additional interest imposed by Code Section 409A, or any interest or penalties are incurred by the Employee with respect to such additional tax under Code Section 409A or with respect to any Section 409A Underpayment (as defined below)(such additional tax and additional interest, together with any such interest and penalties, is collectively referred to as the “Deferred Compensation Tax”), the Company shall pay to the Employee an additional payment (the “Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the Employee of all taxes (including any interest or penalties imposed with respect to such taxes), the Employee retains an amount of the Deferred Compensation Gross-Up Payment equal to the Deferred Compensation Tax imposed on the Employee’s Deferred Compensation Payment. For purposes of this Section 3, “Section 409A Underpayment” means any underpayment of tax had the Deferred Compensation Payment been includible in the Employee’s gross income for the taxable year in which first deferred or, if later, the first taxable year in which such deferred compensation was not subject to a substantial risk of forfeiture.

C).	An independent public accounting firm, law firm or professional consulting services provider reasonably acceptable to the Company and the Employee (the “Accountants”)

shall make in writing in good faith all calculations and determinations under this Section 3, including the assumptions to be used in arriving at any calculations. For purposes of making the calculations and determinations under this Section 3, the Accountants and each other party may make reasonable assumptions and approximations concerning the application of Sections 280G, 4999 and 409A of the Code. The Company and the affected Employee shall furnish to the Accountants and each other such information and documents as the Accountants and each other may reasonably request to make the calculations and determinations under this Section 3. The Company shall bear all costs the Accountants incur in connection with any calculations contemplated hereby. As a result of the uncertainty in the application of Sections 4999 and 409A of the Code at the time of the initial determination by the Accountants hereunder, it is possible that an Excess Parachute Gross-Up Payment and/or a Deferred Compensation Gross-Up Payment which will not have been made by the Company should have been made (the “Underpayment”), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 3(D) and the Employee thereafter is required to make a payment of the Excess Parachute Excise Tax and/or the Deferred Compensation Tax, the Accountants shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Employee.

D).	The Employee shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Excess Parachute Gross-Up Payment and/or the Deferred Compensation Gross-Up Payment. Such notification shall be given as soon as practicable but no later than 10 business days after the Employee is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Employee shall not pay such claim prior to the expiration of the 30-day period following the date on which the Employee gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Employee in writing prior to the expiration of such period that it desires to contest such claim, the Employee shall:
1).	give the Company any information reasonably requested by the Company relating to such claim,

2).	take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

3).	cooperate with the Company in good faith in order effectively to contest such claim, and

4).	permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Employee harmless, on an after-tax basis, for any Excess Parachute Excise Tax and/or the Deferred Compensation Tax or federal, state, local or foreign income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 3(D), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole discretion, either pay the tax claimed to the appropriate taxing authority on behalf of the Employee and direct the Employee to sue for a refund or contest the claim in any permissible manner, and the Employee agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, if the Company pays such claim and directs the Employee to sue for a refund, the Company shall indemnify and hold the Employee harmless, on an after-tax basis, from any Excess Parachute Excise Tax and/or the Deferred Compensation Tax or federal, state, local or foreign income tax (including interest or penalties) imposed with respect to such payment or with respect to any imputed income in connection with such payment; and provided, further, any extension of the statute of limitations relating to payment of taxes for the taxable year of the Employee with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which an Excess Parachute Gross-Up Payment and/or the Deferred Compensation Gross-Up Payment would be payable hereunder and the Employee shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

E).	If, after the receipt by the Employee of an amount advanced by the Company pursuant to Section 3(D), the Employee becomes entitled to receive any refund with respect to such claim, the Employee shall (subject to the Company’s complying with the requirements of Section 3(D)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Employee of an amount advanced by the Company pursuant to Section 3(D), a determination is made that the Employee shall not be entitled to any refund with respect to such claim and the Company does not notify the Employee in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Excess Parachute Gross-Up Payment and/or the Deferred Compensation Gross-Up Payment required to be paid.

F).	Notwithstanding anything to the contrary in the foregoing provisions of this Section 3, (i) payment of any Excess Parachute Gross-Up Payment and/or the Deferred Compensation Gross-Up Payment shall not be made later than December 31 of the year next following the year in which the Excess Parachute Excise Tax and/or the Deferred Compensation Tax is remitted to the taxing authority, and (ii) reimbursement of expenses incurred due to a tax audit or litigation addressing the existence or amount of a tax liability, whether federal, state, local or foreign, shall not be made later than the end of the year following the year in which the taxes that are the subject of the audit or litigation are remitted to the taxing authority, or where as a result of such audit or litigation no taxes are remitted, the end of the year following the year in which the audit is completed or there is a final non-appealable settlement or other resolution of the litigation.
4. Release
In consideration of the payment to the Employee of the aforesaid amounts and the additional provisions of this Agreement the Employee agrees to tender an immediate resignation from all positions with the Company, including membership of the Board of Directors, if applicable, in a form satisfactory to the Company acting reasonably and forever release and discharge the Company from any and all obligations to pay any further amounts or benefits to the Employee with respect to the termination of the Employee’s employment with the Company.
5. Duty to Mitigate
The Employee shall be under no duty to mitigate any losses with respect to the termination of the Employee’s employment with the Company as a result of the Termination.
6. Subsequent Employment
In the event of a Termination, the Employee shall not be bound in any matter whatsoever to rebate to the Company or to forgive any claim against the Company with respect to any amounts or benefits payable hereunder in the event of subsequent reemployment in any manner whatsoever.
7. Guarantee of GRI
GRI irrevocably and unconditionally guarantees to the Employee the immediate and complete payment and performance when due of all amounts payable by and all other obligations of the Company under this Agreement (collectively, the “Obligations”). If the Company fails to pay or perform any Obligation for any reason, GRI will pay or cause to be performed such Obligation immediately upon the Employee’s demand therefore and without the Employee having to make prior demand on the Company. In addition, GRI acknowledges, covenants and agrees that:
A).	GRI’s obligations hereunder shall remain in force until all Obligations have been paid or performed, and shall not be released or discharged notwithstanding (i) any changes in the terms of the Employee’s employment with the Company, including, without limitation, any change in salary, bonuses or benefits (all of which may be amended, altered and added to without notice to or consent of GRI); (ii) any Change of Control; (iii) the waiver by the Employee of the Company’s performance of any Obligation, the extension of time for payment or performance of any Obligation or the amendment, alteration, compromise, extension or renewal of any Obligation; (iv) any delay or failure by the Employee exercising any right or remedy; (v) the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets and liabilities or the voluntary or involuntary receivership, bankruptcy, assignment for the benefit of creditors, reorganization, or other similar proceedings affecting the Company or the dissaffirmance or rejection of the Obligations in any such proceedings or otherwise; or (vi) any merger, amalgamation, arrangement, consolidation or other reorganization to which the Company, GRI or any related entity is a party, or any direct or indirect sale or disposition of GRI’s ownership interest in the Company;

B).	GRI waives notice of demand or presentment for payment to the Company or the making of any protest, notice of the amount of the Obligations outstanding at any time, notice of non-payment or failure to perform on the part of the Company, and all other notices or demands of any other kind; and

C).	The Employee shall not be required to make demand on or file suit or take any action against the Company with intent to collect payment or enforce performance of any Obligation or to exercise or exhaust any other right or remedy to which the Employee may be entitled prior to enforcing its rights hereunder against GRI.
8. Term
This Agreement shall terminate and be at an end on the date (the “End Date”) twelve (12) months and one day from the date of the first Change of Control occurring after the date of this Agreement except for obligations arising from a Termination or Termination Date occurring prior to the End Date (including, without limitation, GRI’s obligations under Section 7 hereof relating to obligations arising from such Termination or Termination Date), which obligations will survive and remain in effect until satisfied and discharged in full.
9. Termination for Cause
Nothing herein contained shall be interpreted as preventing the Company from terminating the employment of the Employee for Termination for Cause. In the event of Termination for Cause the provisions of this Agreement shall not apply and shall no longer be applicable.
10. Other Benefits
Upon termination of the employment of the Employee for any reason, the rights of the Employee to any other benefits not specifically addressed herein shall be governed and determined in accordance with the terms of all applicable benefit and option plans.
11. Miscellaneous
This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought. The waiver by either party of compliance with the provisions of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by such party.
12. Binding Agreement
This Agreement shall be binding upon and inure to the benefit of the parties hereto, the respective successors of the Company and GRI (including any successors to the business of the Company or GRI), and the Employee’s beneficiaries, heirs and the personal representatives of the Employee’s estate.

13. Severability: Governing Law
If any clause or provision herein shall be adjudged invalid or unenforceable by a court of competent jurisdiction or by operation of any applicable law, such provision shall be reformed to the fullest extent possible to ensure its enforceability or if such reformation is deemed impossible then such provision shall be severed from the Agreement, but the remainder of the Agreement shall remain in full force and effect. The laws of the state of Washington shall govern this Agreement without regard to its conflicts of laws provisions.
14. Arbitration
Any dispute arising out of or in connection with this Agreement shall be settled by binding arbitration in the manner set forth herein. The arbitration decision is final as well as binding.
A).	The party demanding arbitration shall give the other party or parties from whom it seeks relief a written notice (the “Notice”) which shall contain, in addition to the demand for arbitration, a clear statement of the issue(s) to be resolved by arbitration with a reference to the provision of this Agreement under which the dispute arises, the relief requested through arbitration, and the name and address of the arbitrator selected by the demanding party. Notice of demand for arbitration shall be given within two years after the issue has arisen.

B).	The party receiving the Notice shall provide a written response (the “Response”) to the Notice within thirty (30) days following receipt of Notice. The Response shall contain a clear statement of the responding party’s position concerning the issue in dispute. The responding party shall also identify the name and address of the arbitrator selected by the responding party.

C).	The arbitrators selected by each of the parties shall then select a third arbitrator, which shall constitute the three (3) person arbitration panel. The arbitration panel shall meet in Spokane, Washington and shall allow each party the opportunity to submit oral and written evidence and argument concerning the dispute. The decision of the majority of the arbitration panel, who shall render their decision within sixty (60) days of appointment of the final arbitrator, shall be binding upon the parties. The arbitration panel shall resolve the matters before them in accordance with the rules of law and equity. The arbitration panel may only resolve the question or questions submitted to them. In all other respects, the arbitration shall be conducted in accordance with the Washington Arbitration Act, RCW 7.04.

D).	If any dispute arises in connection with this Agreement, the Company agrees to pay all costs and expenses associated with resolving the dispute including, but not necessarily limited to, the costs of arbitrators, witness fees and reasonable attorney’s fees, provided that such payments are made in accordance with Section 18(B). At the conclusion of the arbitration, any party may apply to the Spokane County Superior Court for an order confirming the arbitration award.

E).	Any proceeding in a court of law shall be immediately stayed upon receipt of a notice or demand for arbitration; provided that this shall not preclude any party from applying to any court of competent jurisdiction for equitable relief in the form of injunctions and temporary restraining orders. In any such action or proceeding to obtain injunctive relief and/or to compel arbitration or confirm the arbitration award, the Company will pay the costs associated therewith including reasonable attorneys’ fees and including such costs and expenses incurred in any appellate proceedings, provided that such payments are made in accordance with Section 18(B).
15. Further Assurances
Each of the parties shall from time to time and at all times do all such further acts and execute and deliver all such further deeds and documents as shall be reasonably required in order to fully perform the terms of this Agreement.
16. Termination of Existing Agreement: Complete Agreement
Upon the execution of this Agreement by a representative of the Company, GRI and the Employee, the Change of Control Agreement entered into by the parties on , 2007, is hereby terminated, and each party to this Agreement hereby relinquishes all rights and benefits and terminates all duties and obligations pursuant to such agreement. Except as otherwise noted herein, this contract supersedes all prior contracts and understandings between the parties hereto relating to the subject matter addressed herein and may not be modified, changed or altered by any promise or statement by whomsoever made; nor shall any modification of it be binding upon the Company until such written modification shall have been approved in writing by an officer of the Company.
17. Prohibition on Acceleration of Payments
The time or schedule of any payments or amounts scheduled to be paid pursuant to the terms of this Agreement that are subject to Code Section 409A may not be accelerated except as otherwise permitted under Code Section 409A and the guidance and Treasury Regulations issued thereunder.
18. Time and Form of Payment
A).	Payment of the benefits described in Section 2 shall be made in a lump sum in cash within 15 days after the Employee’s Termination Date, provided that the payment at such time can be characterized as a “short-term deferral” for purposes of Code Section 409A or as otherwise exempt from the provisions of Code Section 409A, or if any portion of the payment cannot be so characterized, and the Employee is a “specified employee” under Code Section 409A, such portion of the payment shall be delayed until the earlier to occur of the Employee’s death or the date that is six months and one day following the Employee’s Termination Date. Except for withholdings required by law to satisfy local, state, federal and foreign tax withholding requirements, no offset, nor any other reduction, shall be taken in paying such benefit.

B).	Reimbursement of expenses incurred by the Employee pursuant to Section 14(D), or Section 14(E) shall be made promptly and in no event later than December 31 of the year following the year in which such expenses were incurred, and the amount of expenses eligible for reimbursement in any year shall not affect the amount of expenses eligible for reimbursement in any other year.
19. Section 409A
The parties intend that this Agreement and the benefits provided hereunder are intended to comply with Section 409A to the extent applicable thereto. Notwithstanding any provision of the Agreement to the contrary, the Agreement shall be interpreted and construed consistent with this intent. Notwithstanding the foregoing, the Company shall not be required to assume any increased economic burden in connection therewith.
20. Notice
Any notice or other instrument which may be required or permitted to be delivered or served on the other party hereto shall be sufficiently given to or served on such party if in writing and delivered by hand in a sealed envelope addressed to such party and left, during normal business hours, at the following addresses:

(a) if to the Company:	Gold Reserve Corporation
926 West Sprague Avenue, Suite 200
Spokane, WA 99201 USA

(b) if to the Employee:

,

(c) if to GRI:	Gold Reserve Inc.
926 West Sprague Avenue, Suite 200
Spokane, WA 99201 USA
Any of the Company, the Employee or GRI may, by notice delivered in accordance with this section, change the address for notices set out above.
Executed and delivered.

GOLD RESERVE CORPORATION

Per:

Witness	Employee

GOLD RESERVE INC.

Per: